UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41085

SNOW LAKE RESOURCES LTD.
(Translation of registrant's name into English)

360 Main St 30th Floor, Winnipeg, MB R3C 0V1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

INCORPORATION BY REFERENCE

Exhibits 5.1 and 10.1of this Form 6-K are incorporated by reference into the Registrants Registration Statement on Form F-3 (File No. 333-272324)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNOW LAKE RESOURCES LTD.
(Registrant)

Date: December 19, 2024	By:	/s/ Kyle Nazareth

	Name:	Kyle Nazareth
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

5.1	Opinion of MLT Aikins LLP
10.1	Placement Agency Agreement, dated December 19, 2024 by and between Snow Lake Resources Ltd. and ThinkEquity LLC.
23.1	Consent of MLT Aikins LLP (included in Exhibit 5.1)
99.1	Press Release dated December 19, 2024 - Snow Lake Energy Announces Pricing of Public Offering